SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                  Sandata, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   799778 20 4
                                 (CUSIP Number)

                                Steven N. Bronson
                                 James S. Cassel
                    201 South Biscayne Boulevard, Suite 2950
                              Miami, Florida 33131
                                 (305) 536-8500

                                 with a copy to:

                            Linda C. Frazier, Esquire
                                Broad and Cassel
                    201 South Biscayne Boulevard, Suite 3000
                              Miami, Florida 33131
                                 (305) 373-9456
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 26, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.   799778 20 4                                      PAGE 2 OF 7 PAGES
          ------------------------------
----------------------------------------                     -----------------

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    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Steven N. Bronson
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           PF

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
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          NUMBER OF                7      SOLE VOTING POWER
            SHARES                        136,950
        BENEFICIALLY               ---------------------------------------------
           OWNED BY                8      SHARED VOTING POWER
            EACH                           72,500
         REPORTING                 ---------------------------------------------
           PERSON                  9      SOLE DISPOSITIVE POWER
            WITH                          136,950
                                   ---------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                           72,500
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           209,450

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.43%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------                     -----------------
CUSIP NO.   799778 20 4                                      PAGE 3 OF 7 PAGES
          ------------------------------
----------------------------------------                     -----------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           James S. Cassel
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------

          NUMBER OF                7      SOLE VOTING POWER
            SHARES                        79,100
        BENEFICIALLY               ---------------------------------------------
           OWNED BY                8      SHARED VOTING POWER
            EACH                          0
         REPORTING                 ---------------------------------------------
           PERSON                  9      SOLE DISPOSITIVE POWER
            WITH                          79,100
                                   ---------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           79,100

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.04%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

              Except as expressly restated and amended below, the Schedule 13D, dated September 12, 1996, as amended by Amendment No. 1 to the Schedule 13D dated January 14, 1997, and Amendment No. 2 to the Schedule 13D dated July 23, 1997, with respect to the shares of Common Stock of Sandata, Inc. ("Issuer"), remains in full force and effect.

ITEM 2.       IDENTITY AND BACKGROUND

              (a) This Amendment to Schedule 13D is being filed on behalf of Steven N. Bronson and James S. Cassel .

              (b) Messrs. Bronson and Cassel's business address is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

              (c) Mr. Bronson is President of Barber & Bronson Incorporated ("B&B"), a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Mr. Cassel is Executive Vice President of B&B. Other officers and directors of B&B include Bruce C. Barber and Barry J. Booth. In addition, each of Messrs. Bronson, Barber, Cassel and Booth are shareholders of BBCO International Holdings, Inc., the parent company of B&B. Finally, Keil Stern is a vice president and an employee of B&B.

              (d) Neither Mr. Bronson nor Mr. Cassel was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

              (e) Neither Mr. Bronson nor Mr. Cassel was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

              (f) Messrs. Bronson and Cassel are citizens of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Messrs. Bronson and Cassel acquired shares of the Issuer's Common Stock ("Shares") utilizing their personal funds. In addition, Messrs. Bronson and Cassel were assigned warrants to purchase 101,200 and 61,600 Shares, respectively, by B C Capital Corp., an affiliate of B&B ("B C Capital"), on January 14, 1997. See Item 4 for a more detailed explanation.

              Messrs. Bronson and Cassel exercised warrants to purchase 16,000 and 10,000 Shares, respectively, utilizing their personal funds.

              Mr. Bronson is the President of the corporation which is the general partner of Private Opportunity Partners II, Ltd., a Florida limited partnership ("POP II"). On January 26, 1998, POP II purchased 25,000 Shares for consideration of $5.625 per Share.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 209,450 Shares, representing approximately 13.43% of the total Shares deemed outstanding. Such Shares include 51,750 Shares held of record and purchased by Mr. Bronson pursuant to a Subscription Agreement dated September 12, 1996 and with respect to which Mr. Bronson may be deemed to have sole voting and dispositive power and 85,200 Shares issuable upon exercise of warrants and with respect to which Mr. Bronson may be deemed to have sole dispositive power. Such shares also include 72,500 Shares owned by POP II for which Mr. Bronson is deemed to have shared voting and dispositive power.

                      Mr. Cassel beneficially owns an aggregate of 79,100 Shares representing 5.04% of the total Shares deemed outstanding. Such Shares include 27,500 Shares owned of record and purchased by Mr. Cassel pursuant to a Subscription Agreement dated September 12, 1996 and with respect to which Mr. Cassel may be deemed to have sole voting and dispositive power. Such Shares also include 51,600 Shares issuable upon exercise of warrants and with respect to which Mr. Cassel may be deemed to have dispositive power. Mr. Cassel's children own 4,000 Shares and with respect to which Mr. Cassel disclaims beneficial ownership.

              (c) On September 12, 1996, Messrs. Bronson and Cassel each separately entered into Subscription Agreements with the Issuer as a prerequisite to the Private Offering. On January 14, 1997, Messrs. Bronson and Cassel were assigned warrants pursuant to the Consulting Agreement. On July 23, 1997, Mr. Bronson exercised a portion of his warrant and purchased 16,000 Shares. Mr. Bronson sold these shares on July 23, 1997 for $9.625 per Share. On July 23, 1997, Mr. Cassel exercised a portion of his warrant and purchased 10,000 Shares. Mr. Cassel sold these Shares on July 23, 1997 for $9.62 per Share. On January 26, 1998, POP II purchased 25,000 Shares in the open market for consideration of $5.625 per Share.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

              (e) Not applicable.

ITEM 6.       MATERIAL TO BE FILED AS EXHIBITS

              Exhibit A - Joint Filing Statement

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date: February 6, 1998            /S/ STEVEN N. BRONSON
                                  ---------------------
                                  Steven N. Bronson

Date: February 6,  1998           /S/ JAMES S. CASSEL
                                  -------------------
                                  James S. Cassel

                                    EXHIBIT A

         Reference is made to Amendment No. 3 to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Sandata, Inc. The undersigned hereby acknowledge and agree that such Amendment No. 3 to Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

Date: February 6, 1998              /S/ STEVEN N. BRONSON
                                    ---------------------
                                    Steven N. Bronson

Date: February 6, 1998              /S/ JAMES S. CASSEL
                                    -------------------
                                    James S. Cassel